As filed with the Securities and Exchange Commission on February 6, 2009
                                                   Registration No. 333 - 101504
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                       ----------------------------------

                   POST EFFECTIVE AMENDMENT NO. 1 TO FORM F-6
                             REGISTRATION STATEMENT
                                      UNDER
     THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
                          AMERICAN DEPOSITARY RECEIPTS

                             ----------------------

                  COMPANIA DE TELECOMUNICACIONES DE CHILE S.A.
   (Exact name of issuer of deposited securities as specified in its charter)

                             ----------------------

                       Telecommunications Company of Chile
                   (Translation of issuer's name into English)

                             ----------------------

                                      Chile
            (Jurisdiction of incorporation or organization of issuer)

            ---------------------------------------------------------

                                 CITIBANK, N.A.
             (Exact name of depositary as specified in its charter)

                             ----------------------

                                 399 Park Avenue
                            New York, New York 10043
                                 (212) 816-6690
  (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                             ----------------------

                              Puglisi & Associates
                          850 Library Avenue Suite 204
                                  P.O. Box 885
                             Newark, Delaware 19715
  (Address, including zip code, and telephone number, including area code, of agent for service)

                       ----------------------------------

                                   Copies to:
  Nicholas A. Kronfeld                              Herman H. Raspe, Esq.
  Davis Polk & Wardwell                       Patterson Belknap Webb & Tyler LLP
  450 Lexington Avenue                           1133 Avenue of the Americas
New York, New York 10017                           New York, New York 10036
                                                        (212) 336-2301

                       ----------------------------------

It is proposed that this filing become effective under Rule 466:
                                                    |_| immediately upon filing.
                                                    |_|  on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box : |_|
--------------------------------------------------------------------------------
The Registrant hereby amends this Post Effective Amendment No. 1 to Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Post Effective Amendment No. 1 to Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Post Effective Amendment No. 1 to Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

            This Post Effective Amendment No. 1 to Registration
            Statement on Form F-6 may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

                                PART I

                  INFORMATION REQUIRED IN PROSPECTUS

                         Cross Reference Sheet

Item 1.           DESCRIPTION OF SECURITIES TO BE REGISTERED

                                                                   Location in Form of American
                                                                   Depositary Receipt ("Receipt")
Item Number and Caption                                            Filed Herewith as Prospectus
-----------------------                                            ----------------------------
1.   Name of Depositary and address of its principal executive     Face of Receipt -  Introductory Article.
     office

2.   Title of Receipts and identity of deposited securities        Face of Receipt  - Top Center.

Terms of Deposit:

       (i)    The amount of deposited securities represented by    Face of Receipt  - Upper right corner.
              one American Depositary Share ("ADSs")

       (ii)   The procedure for voting, if any, the deposited      Reverse of Receipt  - Paragraphs (14)
              securities                                           and (15).

       (iii)  The collection and distribution of dividends         Reverse of Receipt - Paragraphs (11) and (14).

       (iv)   The transmission of notices, reports and proxy       Face of Receipt  - Paragraph (10);
              soliciting material                                  Reverse of Receipt - Paragraphs (14) and (15).

       (v)    The sale or exercise of rights                       Reverse of Receipt - Paragraphs (14)
                                                                   and (16).

       (vi)   The deposit or sale of securities resulting from     Face of Receipt - Paragraphs (3), (4), (6) and (7);
              dividends, splits or plans of reorganization         Reverse of Receipt - Paragraphs (14) and (16).

       (vii)  Amendment, extension or termination of the deposit   Reverse of Receipt - Paragraphs (19) and (20) (no
              agreement                                            provision for extensions).

       (viii) Rights of holders of Receipts to inspect the         Face of Receipt - Paragraph (10).
              transfer books of the Depositary and the list of
              holders of ADSs

                                                                   Location in Form of American
                                                                   Depositary Receipt ("Receipt")
Item Number and Caption                                            Filed Herewith as Prospectus
-----------------------                                            ----------------------------
       (ix)   Restrictions upon the right to deposit or withdraw   Face of Receipt - Paragraphs (2), (4), (6) and (7).
              the underlying securities                            Reverse of Receipt - Paragraph (21).

       (x)    Limitation upon the liability of the Depositary      Reverse of Receipt - Paragraphs (17) and (18).

       (xi)   Fees and charges which may be imposed directly  or   Face of Receipt - Paragraph (17).
              indirectly on holders of ADSs

Item 2.           AVAILABLE INFORMATION                            Face of Receipt - Paragraph (10).

      The Company is subject to the periodic reporting requirements of the United States Securities Exchange Act of 1934, as amended, and, accordingly, is required to file or submit certain reports with, and submits certain reports to, the United States Securities and Exchange Commission (the "Commission"). These reports can be retrieved from the Commission's internet website (www.sec.gov), and can be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington D.C. 20549.

                                   PROSPECTUS

            The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the Form of Amendment No. 1 to Second Amended and Restated Deposit Agreement filed as Exhibit (a)(i) to this Post Effective Amendment No. 1 to Registration Statement on Form F-6 and is incorporated herein by reference.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

      (a)(i) Form of Amendedment No. 1 to Second Amended and Restated Deposit Agreement, by and among COMPANIA DE TELECOMUNICACIONES DE CHILE, S.A., (the "Company"), Citibank, N.A., as depositary (the "Depositary"), and all Owners and holders from time to time of American Depositary Receipts issued thereunder. -- Filed herewith as Exhibit (a)(i).

      (a)(ii) Second Amended and Restated Deposit Agreement, dated as of June 1, 1998, by and among the Company, the Depositary, and all Owners and holders from time to time of American Depositary Receipts issued thereunder. -- Previously filed.

      (b) Foreign Exchange Contract among the Company, The Bank of New York and the Central Bank of Chile (the "Foreign Exchange Contract") relating to the foreign exchange treatment of the investment in American Depositary Shares and ADRs, as amended by Public Deed to amend the Foreign Exchange Contract in order to substitute Citibank, N.A., as successor depositary -- Previously Filed.

      (c) Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. -- None.

      (d) Opinion of counsel for the Depositary as to the legality of the securities to be registered. -- Previously filed.

      (e) Certificate under Rule 466. -- None.

      (f) Powers of Attorney for certain officers and directors and the authorized representative of the Company. -- Set forth on the signature pages hereto.

Item 4. UNDERTAKINGS

      (a) The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

      (b) If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADS thirty (30) days before any change in the fee schedule.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Second Amended and Restated Deposit Agreement, dated as of June 1, 1998 and as proposed to be amended, by and among Compania de Telecomunicaciones de Chile, S.A., Citibank, N.A., as depositary, and all Owners and holders from time to time of American Depositary Receipts issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 5th day of February 2009.

                                    Legal entity created by the Second Amended and Restated Deposit Agreement, as proposed to be amended, under which the American Depositary Receipts evidencing American Depositary Shares registered hereunder are to be issued, each American Depositary Share representing four (4) Shares of Series A Common Stock, without par value, of Compania de Telecomunicaciones de Chile, S.A.

                                    CITIBANK, N.A., solely in its capacity as Depositary


                                    By: /s/ Thomas Crane
                                        ----------------------------------------
                                        Name: Thomas Crane
                                        Title: Vice President

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, Compania de Telecomunicaciones de Chile, S.A. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in Santiago, Chile on the 5th day of February, 2009.

                                   COMPANIA DE TELECOMUNICACIONES DE CHILE, S.A.


                                   By: /s/ Isabel Margarita Bravo
                                       -----------------------------------------
                                       Name: Isabel Margarita Bravo
                                       Title: Finance Director

                               POWERS OF ATTORNEY

      KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Oliver Flogel, Victor Galilea and Isabel Margarita Bravo to act as his/her true and lawful attorney-in-fact and agent, with full power of substitution, for him/her and in his/her name, place and stead, in any and all such capacities, to sign any and all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as s/he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Post Effective Amendment No. 1 to Registration Statement on Form F-6 has been signed by the following persons in the following capacities on February 5, 2009.

Signature                                                      Title
---------                                                      -----

/s/ Emilio Gilolmo
-----------------------------                                  Chairman of the Board of Directors and Director
Emilio Gilolmo


/s/ Oliver Flogel
-----------------------------                                  General Manager, Chief Executive Officer (Principal
Oliver Flogel                                                  Executive Officer)

/s/ Isabel Margarita Bravo
-----------------------------                                  Financial Director (Principal Financial Officer)
Isabel Margarita Bravo

/s/ Fernando Garcia
-----------------------------                                  Chief Accounting Officer
Fernando Garcia



-----------------------------                                  Vice President of the Board of Directors and Director
Narcis Sierra


-----------------------------                                  Director
Andres Concha

/s/ Fernando Bustamante
-----------------------------                                  Director
Fernando Bustamante

/s/ Patricio Rojas
-----------------------------                                  Director
Patricio Rojas


-----------------------------                                  Director
Hernan Cheyre

/s/ Marco Colodro
-----------------------------                                  Director
Marco Colodro


-----------------------------                                  Alternate Director
Jose Maria Alvarez-Pallete

/s/ Manuel Alvarez
-----------------------------                                  Alternate Director
Manuel Alvarez

/s/ Mario Vasquez
-----------------------------                                  Alternate Director
Mario Vasquez


-----------------------------                                  Alternate Director
Raul Morodo

/s/ Benjamin Holmes
-----------------------------                                  Alternate Director
Benjamin Holmes

/s/ Carlos Diaz
-----------------------------                                  Alternate Director
Carlos Diaz


-----------------------------                                  Alternate Director
Alfonso Ferrari


Authorized Representative in the U.S.

/s Donald J. Puglisi
-----------------------------                                  Authorized Representative in the United States
Donald J. Puglisi

                                Index to Exhibits

                                                                   Sequentially
Exhibit             Document                                       Numbered Page
-------             --------                                       -------------
(a)(i)              Form of Amendment No. 1 to Second Amended
                    and Restated Deposit Agreement